Exhibit 99.3

CAUSE NO. 342-242403-09

IN RE XTO ENERGY SHAREHOLDER CLASS ACTION LITIGATION	§ § § § § § § § § §	IN THE DISTRICT COURT OF TARRANT COUNTY, TEXAS 342nd Judicial District

STIPULATION AND AGREEMENT OF

COMPROMISE, SETTLEMENT, AND RELEASE

The parties to the consolidated class action captioned In re XTO Energy Shareholder Class Action Litigation (Cause No. 342-242403-09) (the “Action”) currently pending before the District Court of Tarrant County, Texas (the “Court”), and the parties to the related actions filed in the Court of Chancery of the State of Delaware and the United States District Court for the Northern District of Texas (as described in Paragraphs F through H below), by and through their respective attorneys, have entered into the following Stipulation and Agreement of Compromise, Settlement, and Release (the “Stipulation” or “Settlement”) and hereby submit this Stipulation for approval by the Court.

WHEREAS:

A. The Action arises out of a merger agreement between and among Exxon Mobil Corporation and ExxonMobil Investment Corporation (together, “ExxonMobil”) and XTO Energy Inc. (“XTO”), pursuant to which ExxonMobil will acquire all of the outstanding shares of XTO in an all-stock transaction.

B. On December 14, 2009, ExxonMobil and XTO issued a press release announcing that the companies had entered into a merger agreement, dated December 13, 2009 (the “Merger Agreement”), pursuant to which ExxonMobil will acquire all of the outstanding shares of XTO in an all-stock transaction (the “Merger”), which, as of the date of the announcement, was valued at approximately $41 billion. Pursuant to the Merger Agreement, XTO stockholders will receive 0.7098 common shares of ExxonMobil for each common share of XTO (the “Merger Consideration”), which, as of the date of the announcement, represented a 25% premium to XTO stockholders. Barclays Capital Inc. (“Barclays”) and Jefferies & Company Inc. (“Jefferies”) served as financial advisors to XTO.

C. Beginning on December 14, 2009, putative class action complaints were filed against various combinations of Exxon Mobil Corporation, ExxonMobil Investment Corporation, XTO, and the individual members of the board of directors of XTO (the “XTO Board”) (collectively, the “Defendants”) challenging the Merger in this Court, the Court of Chancery of the State of Delaware (the “Delaware Court of Chancery”), and the United States District Court for the Northern District of Texas (the “Northern District of Texas”).

D. In total, 11 petitions were filed in this Court:

•	Pappas v. XTO Energy Inc. (Cause No. 342-242403-09) (filed on December 14, 2009);

•	Israni v. XTO Energy Inc. (Cause No. 017-242424-09) (filed on December 15, 2009);

•	Walsh v. XTO Energy Inc. (Cause No. 153-242432-09) (filed on December 15, 2009);

•	Gross v. Simpson (Cause No. 141-242460-09) (filed on December 16, 2009);

•	Fink v. Simpson (Cause No. 048-242500-09) (filed on December 17, 2009);

•	Treppel v. XTO Energy Inc. (Cause No. 342-242523-09) (filed on December 18, 2009);

•	Weil v. XTO Energy Inc. (Cause No. 096-242526-09) (filed on December 18, 2009);

•	Kreps v. XTO Energy Inc. (Cause No. 352-242548-09) (filed on December 21, 2009);

•	Silver v. XTO Energy Inc. (Cause No. 342-242630-09) (filed on December 22, 2009);

•	Stratton v. XTO Energy Inc. (Cause No. 096-242775-09) (filed on December 30, 2009);

•	United Food and Commercial Workers Union Local 880–Retail Food Employers Joint Pension Fund v. XTO Energy Inc. (Cause No. 342-242849-10) (filed on January 6, 2010).[1]

These petitions generally alleged, among other things, that the individual members of the XTO Board had breached their fiduciary duties owed to the public stockholders of XTO by approving the Merger Agreement and the Merger, failing to take steps to maximize the value of XTO to its public stockholders, and self-dealing, that XTO and ExxonMobil had aided and abetted such breaches of fiduciary duties, and that certain provisions of the Merger Agreement improperly favor ExxonMobil and unduly restrict XTO’s ability to attract and negotiate with rival bidders.

E. On January 12, 2010, the Court entered an order consolidating the 11 petitions described in Paragraph D under the caption In re XTO Energy Shareholder Class Action Litigation (Cause No. 342-242403-09). In addition, the Court entered an order appointing Puls & Liebrecht, P.C. and Brower Piven, a Professional Corporation, as interim co-lead counsel (“Co-Lead Counsel”) for lead plaintiff William D. Stratton (“Plaintiff”) and the putative class in the Action. Subsequently, Grant & Eisenhofer, P.A. joined Puls & Liebrecht, P.C. and Brower Piven, A Professional Corporation (collectively, “Class Counsel”), as additional counsel representing Plaintiff and the putative class in the Action.

F. In addition to the Action pending before this Court, five actions were filed in the Delaware Court of Chancery and the Northern District of Texas.

[1]

On February 1, 2010, the following plaintiffs filed non-suits of their cases pending in this Court: Mary Pappas, Sanjay Israni, Michael Walsh, Jeffrey Fink, Lawrence Treppel, Nicholas Weil, Charles Kreps, Murray Silver, and United Food and Commercial Workers Union Local 880–Retail Food Employers Joint Pension Fund.

G. The actions filed in the Delaware Court of Chancery are (1) Teamsters Allied Benefit Funds v. XTO Energy Inc. (C.A. No. 5150-VCL) (filed on December 17, 2009); and (2) Lombardi v. XTO Energy Inc. (C.A. No. 5152-VCL) (filed on December 18, 2009) (together, the “Delaware Actions”). On December 22, 2009, the Delaware Court of Chancery entered an order consolidating these actions under the caption In re XTO Energy Inc. Shareholders Litigation (Consolidated C.A. No. 5150-VCL).

H. The actions filed in the Northern District of Texas are (1) Harrison v. XTO Energy Inc. (C.A. No. 4:09-CV-768-Y) (filed on December 28, 2009); (2) Schumann v. Simpson (C.A. No. 4:10-CV-007-Y) (filed on January 5, 2010); and (3) Pappas v. Simpson (C.A. No. 4:10-CV-094-Y) (filed on February 11, 2010) (collectively, the “Texas Federal Actions”). The Harrison and Schumann complaints were brought on behalf of putative classes and generally allege breaches of fiduciary duty against the individual members of the XTO Board and aiding and abetting claims against ExxonMobil and XTO. The Pappas complaint was brought on behalf of seven individual plaintiffs and alleges claims under Sections 14(a) and 20(a) of the Securities Exchange Act of 1934.2 On February 24 and 25, 2010, the Northern District of Texas entered orders consolidating the Texas Federal Actions. On April 8, 2010, the Northern District of Texas dismissed the Harrison and Schumann complaints for lack of subject-matter jurisdiction. On April 15, 2010, the Harrison and Schumann plaintiffs filed a second amended class action complaint alleging breaches of fiduciary duty against the individual members of the XTO Board and aiding and abetting claims against ExxonMobil and XTO. On April 19, 2010, the Northern District of Texas entered an order striking and un-filing the second amended class action complaint for failure to seek leave of the court.

[2]

The seven plaintiffs who filed the action captioned Pappas v. Simpson (C.A. No. 4:10 CV-094-Y) had previously filed and non-suited petitions before this Court in the Action, as described in Paragraph D.

I. On February 1, 2010, ExxonMobil filed a preliminary registration statement on Form S-4 (the “Preliminary S-4/Proxy”) with the United States Securities and Exchange Commission (the “SEC”). The Preliminary S-4/Proxy contained the preliminary proxy statement of XTO, which contained certain disclosures to the XTO stockholders in connection with their upcoming decision whether to vote to approve the Merger.

J. Plaintiff and Co-Lead Counsel filed a motion for expedited discovery in the Action. On February 5, 2010, the Court entered an Agreed Level 3 Discovery Control Plan and Scheduling Order setting forth a schedule for expedited discovery. Also on February 5, 2010, the Court entered an Agreed Confidentiality Stipulation and Protective Order governing the exchange of materials in discovery.

K. Beginning on February 15, 2010, Defendants began producing confidential documents to Plaintiff and Class Counsel on an expedited basis. As of the date of this Stipulation, Defendants have produced over 65,000 pages of non-public documents to Plaintiff and Class Counsel in this Action. These documents were also produced to Plaintiffs and their counsel in the Delaware Actions.

L. On February 16, 2010, Plaintiff filed a Consolidated Petition Based Upon Breach of Fiduciary Duty (the “Consolidated Petition”). The Consolidated Petition alleges, among other things, that the individual members of the XTO Board have breached their fiduciary duties owed to the public stockholders of XTO by approving the Merger Agreement and the Merger, failing to take steps to maximize the value of XTO to its public stockholders, and self-dealing, that XTO and ExxonMobil have aided and abetted such breaches of fiduciary duties, and that certain provisions of the Merger Agreement improperly favor ExxonMobil and unduly restrict XTO’s ability to attract and negotiate with rival bidders. In addition, the Consolidated Petition alleges that the disclosures contained in the Preliminary S-4/Proxy were materially false, misleading, and omissive. For example, the Consolidated Petition challenges the disclosures concerning the role of Jefferies in the Merger, the methodologies used by Barclays in rendering its fairness opinion, the confidential XTO information made available to Barclays in connection with its analysis, and the strategic alternatives considered by the XTO Board.

M. Beginning on February 17, 2010 and continuing through March and early April 2010, Class Counsel and counsel for the Defendants discussed certain concerns that Class Counsel had relating to the process employed by the XTO Board in evaluating and approving the Merger, the Merger Consideration, and the preliminary disclosures that ExxonMobil and XTO had made in connection with the Merger. Class Counsel raised questions concerning, among other things, the absence of a provision in the Merger Agreement for a collar on the price of ExxonMobil common stock, the role played by Jefferies in connection with the Merger, the research analyst price targets considered by Barclays, and whether any internal XTO projections prepared by XTO management were made available to Barclays. Counsel for Defendants provided responses to these concerns, and the parties discussed ways that ExxonMobil and XTO could address these concerns through additional disclosures to the XTO stockholders. During these discussions, Class Counsel also argued that certain forward looking XTO financial data, which was prepared by the management of XTO prior to December 13, 2009 (and which Plaintiff and Class Counsel received through discovery), should have been made available to and considered by Barclays prior to the time it delivered the fairness opinion to the XTO Board on December 13, 2009, that such information should be provided to Barclays, and that Barclays should reassess its evaluation of the fairness of the transaction based on such financial data.

N. On March 24, 2010, ExxonMobil filed Amendment No. 1 to its Form S-4 (“Amendment No. 1”) with the SEC. Amendment No. 1 contained supplemental disclosures concerning many of the issues identified by Plaintiff and Class Counsel as set forth in Plaintiff’s Consolidated Petition and raised during discussions between Class Counsel and counsel for the Defendants.

O. Throughout March 2010 and early April 2010, Class Counsel and counsel for the Defendants continued to discuss potential grounds upon which to settle the Action.

P. Class Counsel have reviewed and analyzed the facts and circumstances relating to the claims asserted in the Action, as known by Plaintiff and Class Counsel in the Action to date, including conducting numerous discussions with counsel for the Defendants, and analyzing over 65,000 pages of non-public documents produced by the Defendants, documents obtained through public sources, applicable case law, and other authorities, and consultations with independent financial experts. Class Counsel also deposed Louis G. Baldwin, XTO’s Senior Vice President and Chief Financial Officer, about the Merger, its negotiation, pricing, and structure. Based on this investigation, Plaintiff in the Action has decided to enter into the Stipulation and settle the Action based upon the terms and conditions hereinafter set forth, after taking into account, among other things, (1) the substantial benefits to the Class (as defined below) from the litigation of the Action and the Settlement; (2) the risks of continued litigation in this Action; (3) the conclusion reached by Plaintiff and Class Counsel that the Settlement upon the terms and provisions set forth herein is fair, reasonable, adequate, and in the best interests of the Class (as defined below) and will result in a material benefit to them; and (4) that the Plaintiff in the Action and Class Counsel will be provided with the opportunity to obtain further discovery to confirm their decision to settle the Action based on the benefits and conditions herein.

Q. Counsel in the Texas Federal Actions and the Delaware Actions have reviewed and analyzed the facts and circumstances relating to the claims asserted in those actions, known to plaintiffs and their counsel in those actions to date, including analyzing documents obtained through publicly available sources, (and, with respect to counsel in the Delaware Actions) confidential documents produced through discovery, applicable case law, and other authorities. Based on this investigation, plaintiffs in the Texas Federal Actions and the Delaware Actions have decided to enter into the Stipulation and dismiss with prejudice those actions based upon the terms and conditions hereinafter set forth, after taking into account, among other things, (1) the substantial benefits to members of the Class (as defined below) from the litigation of the Action and the Settlement; (2) the risks of continued litigation in the Texas Federal Actions and the Delaware Actions; and (3) the conclusion reached by Plaintiffs and Plaintiffs’ Counsel in the Texas Federal Actions and the Delaware Actions that the Settlement upon the terms and provisions set forth herein is fair, reasonable, adequate, and in the best interests of the Class (as defined below) and will result in a material benefit to them.

R. Defendants have denied, and continue to deny, any wrongdoing or liability with respect to all claims, events, and transactions complained of in the Action, the Texas Federal Actions, and the Delaware Actions, that they engaged in any wrongdoing, that they committed any violation of law, that they breached any fiduciary duties or acted in bad faith, and liability of any kind to the Class, but state that they consider it desirable that the Action, the Texas Federal Actions, and the Delaware Actions be dismissed on the merits and with prejudice, in order to (1) avoid the substantial expense, burden, and risk of continued litigation; (2) dispose of potentially burdensome and protracted litigation; and (3) finally put to rest and terminate the claims asserted in the Action, the Texas Federal Actions, and the Delaware Actions and dispel any uncertainty that may exist as a result of the pendency of the litigations.

NOW, THEREFORE, IT IS STIPULATED AND AGREED, subject to approval by the Court, pursuant to Texas Rule of Civil Procedure 42, for good and valuable consideration, that the Action shall be dismissed on the merits with prejudice as to all Defendants and against all members of the Class (as defined below), and all Released Claims (as defined below) shall be completely, fully, finally, and forever compromised, settled, released, discharged, extinguished, and dismissed with prejudice and without costs (except as provided by Paragraphs 9 and 17, below), as to all Released Persons (defined below), upon the following terms and conditions:

DEFINITIONS

1. In addition to the terms defined above, the following additional terms shall have the meanings specified below:

1.1. The “Class” means a non-opt-out class for settlement purposes (pursuant to Texas Rules of Civil Procedure 42(a), 42(b)(1), and 42(b)(2)) of all record holders and beneficial owners of XTO common stock at any time during the period beginning on and including December 14, 2009 through and including the date of the consummation of the Merger. Excluded from the Class are the Defendants, members of the immediate family of any individual Defendant, any entity in which a Defendant has or had a controlling interest, officers of the Defendants, and the legal representatives, agents, executors, heirs, successors, or assigns of any such excluded person.

1.2. “Final Court Approval” means the date on which the Order and Final Judgment approving the Settlement and dismissing the Action with prejudice becomes final and no longer subject to further appeal or review, whether by the passage of time, affirmance on appeal, or otherwise.

1.3. “Notice” means the Notice of Pendency and Settlement of Action, substantially in the form attached as Exhibit B.

1.4. “Order and Final Judgment” means an order or orders entered by the Court, substantially in the form of Exhibit C attached hereto, approving this Settlement and dismissing the Action with prejudice and without costs to any party (except as provided in Paragraphs 9 and 17 below).

1.5. “Person” means an individual, corporation, limited liability corporation, professional corporation, partnership, limited partnership, limited liability partnership, association, joint stock company, estate, legal representative, trust, unincorporated association, government, or any political subdivision or agency thereof, or any other business or legal entity.

1.6. “Plaintiffs” means the plaintiffs in the Action, the Texas Federal Actions, and/or the Delaware Actions, without respect to whether any such plaintiff has been appointed a “Lead Plaintiff” or “Co-Lead Plaintiff.”

1.7. “Plaintiffs’ Counsel” means any counsel representing any of the Plaintiffs.

1.8. “Released Claims” means any and all claims, demands, rights, actions or causes of action, liabilities, damages, losses, obligations, judgments, suits, fees, expenses, costs, matters, and issues of any kind or nature whatsoever, whether known or unknown, contingent or absolute, suspected or unsuspected, disclosed or undisclosed, material or immaterial, matured or unmatured, that have been, could have been, or in the future can or might be, asserted in the Action, the Texas Federal Actions, the Delaware Actions, or in any court, tribunal, or proceeding (including, but not limited to, any and all claims arising under federal or state law, statutory or common law, relating to alleged fraud, breach of any duty, negligence, violations of state or federal securities laws or otherwise), whether individual, class, derivative, representative, legal, equitable, injunctive, or any other type or in any other capacity, which have arisen, could have arisen, arise now, or hereafter arise, in each and every case, out of, the allegations, facts, events, transactions, matters, acts, occurrences, statements, representations, misrepresentations, omissions, or any other matter, thing, or cause whatsoever, involved in, set forth in, or referred to, directly or indirectly, in any way, to the Action, the Texas Federal Actions, or the Delaware Actions, or the subject matter of the Action, the Texas Federal Actions, or the Delaware Actions, and including, without limitation, any and all claims (whether or not asserted), which have arisen, could have arisen, arise now, or hereafter arise, in each and every case, out of, the transactions related to, the negotiations preceding, the consideration paid in, or the adequacy and completeness of the disclosures made in connection with, the Merger or the Merger Agreement, provided, however, that the Released Claims shall not be construed to limit the right of the Defendants, Plaintiffs, or any member of the Class to enforce the terms of this Stipulation.

1.9. “Released Person” means any person receiving a release set forth in Paragraphs 4 and 5 below.

1.10. “Releases” means the releases set forth in Paragraphs 4 and 5 below.

1.11. “Releasing Person” means any person granting a release set forth in Paragraphs 4 and 5 below.

1.12. “Scheduling Order” means an order in substantially the form attached hereto as Exhibit A scheduling a hearing to establish the procedure and/or timing for: (1) conducting confirmatory discovery as provided in Paragraph 16 below; (2) the approval of the Notice; and (3) the Court’s consideration of the Settlement, the certification of the Class, and the application for attorneys’ fees and expenses by Plaintiff and Class Counsel in the Action.

1.13. “Settlement Hearing” means the hearing or hearings at which the Court will review the fairness, reasonableness, and adequacy of the Settlement, and the appropriateness and amount of an award of attorneys’ fees and expenses payable to Class Counsel.

SETTLEMENT CONSIDERATION

2. In consideration for the full settlement and release of all Released Claims, Defendants have taken and will take the following actions:

•

Supplemental Disclosures. Defendants made certain supplemental disclosures, contained in Amendment No. 1 (filed with the SEC on March 24, 2010), which addressed issues identified by Plaintiff and Class Counsel as set forth in Plaintiff’s Consolidated Petition and raised during discussions between Class Counsel and counsel for the Defendants. The issues raised by Plaintiff and Class Counsel, for which Defendants have made certain supplemental disclosures, included, but were not limited to:

•	the background of the negotiations leading up to the Merger and the Merger Agreement;

•	the business reasons for the Merger;

•	the potential strategic alternatives available to XTO and considered by the XTO Board and its advisors;

•	the respective roles played by XTO’s financial advisors, Jefferies and Barclays;

•	prior work done by XTO’s financial advisors for ExxonMobil;

•	the amendment of the employment agreement between XTO and the Chairman of the XTO Board; and

•	financial projections, data, inputs, methodologies, and analyses underlying the financial valuation work done by XTO’s financial advisors.

•

Additional Supplemental Disclosures. Defendants provided and will provide Plaintiff and Class Counsel with an opportunity to provide additional comments and/or additions on subsequent amendments to the Form S-4/Proxy.

•

Confirmation Letter Relating to Barclays’ Opinion Letter, dated December 13, 2009, to the XTO Board (the “Opinion Letter”). At Class Counsel’s request, XTO provided Barclays with certain documents (identified by Class Counsel) reflecting internal XTO financial data, including certain forward looking XTO financial data, which was prepared by the management of XTO prior to December 13, 2009 and produced by XTO in discovery in the Action. Barclays will review these materials and provide a letter to the XTO Board stating whether Barclays can confirm that, based upon the market, economic, and other conditions as they existed on, and could be evaluated as of, the date of the Opinion Letter, Barclays is of the view that consideration of such internal XTO financial data set forth in such documents would not have changed the opinion set forth in, or altered in any material respect the results of the analyses performed by Barclays in rendering, the opinion set forth in the Opinion Letter as of the date it was delivered. Such a letter will be subject to the qualifications, limitations, and assumptions stated in the letter and the Opinion Letter. The Barclays confirmation letter will be disclosed by XTO in a public filing with the SEC.

SCOPE OF RELEASES

3. The obligations incurred pursuant to this Stipulation shall be in full and final disposition of the Action, the Texas Federal Actions, the Delaware Actions, and any and all related claims as to any settling party to the Action, or party that could have been named in the Action or any related action, including the Texas Federal Actions and the Delaware Actions.

4. Plaintiffs in the Action, the Texas Federal Actions, and the Delaware Actions, and each and every member of the Class, and any and all of their respective successors in interest, predecessors, representatives, trustees, executors, administrators, heirs, assigns, or transferees, immediate and remote, and any person or entity acting for them or on their behalf, individually and collectively, shall and hereby do completely, fully, finally, and forever release, relinquish, settle, and discharge each and all of the Defendants and their respective relatives or family members, parent entities, associates, affiliates, subsidiaries, or trusts, and each and all of their respective past, present, or future officers, directors, stockholders, agents, representatives, employees, attorneys, consultants, advisors (including financial or investment advisors), trustees, administrators, insurers, heirs, executors, general or limited partners or partnerships, limited liability companies, members, joint ventures, personal or legal representatives, estates, administrators, predecessors, successors, and assigns, from any and all of the Released Claims.

5. Defendants, individually and collectively, shall and hereby do completely, fully, finally, and forever release, relinquish, settle, and discharge Plaintiffs in the Action, the Texas Federal Actions, and the Delaware Actions, and their respective counsel, from any and all of the Released Claims.

EFFECT OF RELEASES

6. The releases contemplated by this Stipulation extend to claims that any Releasing Person may not know or suspect to exist at the time of the release, which, if known, might have affected the Releasing Person’s decision to enter into this release or whether or how to object to the Court’s approval of the Settlement. The Releasing Persons shall be deemed to waive any and all provisions, rights, and benefits conferred by any law of the United States or any state or territory of the United States, or principle of common law or foreign law, which may have the effect of limiting the releases set forth above. In particular, the Releasing Persons shall be deemed by operation of law to have relinquished to the fullest extent permitted by law, the provisions, rights, and benefits of section 1542 of the California Civil Code, which provides:

A GENERAL RELEASE DOES NOT EXTEND TO CLAIMS WHICH THE CREDITOR DOES NOT KNOW OR SUSPECT TO EXIST IN HIS OR HER FAVOR AT THE TIME OF EXECUTING THE RELEASE, WHICH IF KNOWN BY HIM OR HER MUST HAVE MATERIALLY AFFECTED HIS OR HER SETTLEMENT WITH THE DEBTOR.

In addition, the Releasing Persons shall be deemed to relinquish, to the extent they are applicable, and to the fullest extent permitted by law, the provisions, rights, and benefits of any law of any state or territory of the United States, federal law, or principle of common law, which is similar, comparable, or equivalent to section 1542 of the California Civil Code. The parties do not and shall not concede that any law, other than the law of the State of Texas, is applicable to this Stipulation or the release of the Released Claims. The Releasing Persons acknowledge that the Releasing Persons may discover facts in addition to or different from those now known or believed to be true with respect to the Released Claims, but that it is the intention of the Releasing Persons to hereby completely, fully, finally, and forever compromise, settle, release, discharge, and extinguish any and all Released Claims known or unknown, suspected or unsuspected, which now exist, heretofore existed, or may hereafter exist, and without regard to the subsequent discovery or existence of additional or different facts. The parties to this Stipulation acknowledge that the foregoing waiver was separately bargained for and is a material term of the Settlement.

CLASS CERTIFICATION

7. For purposes of settlement only, the parties agree that the Action shall be maintained and certified as a non-opt out class action, pursuant to Texas Rules of Civil Procedure 42(a), 42(b)(1), and 42(b)(2), on behalf of the Class. In the event that the Settlement does not become final for any reason, Defendants reserve the right to oppose certification of any class in any future proceedings.

SCHEDULING ORDER AND PRELIMINARY APPROVAL

8. As soon as practicable after the Stipulation has been executed, the parties to the Action shall jointly submit the Stipulation together with its related documents to the Court, and shall apply to the Court to enter the Scheduling Order and Order Preliminarily Approving Proposed Settlement, substantially in the form attached hereto as Exhibit A. The parties to the Action shall include as part of this order a draft form of Notice substantially in the form attached hereto as Exhibit B.

NOTICE

9. ExxonMobil shall be responsible (and shall bear the costs) for the reproduction and distribution of the Notice, in the form attached hereto as Exhibit B, or as otherwise approved by the Court. Following consummation of the Merger, and no later than forty-five (45) calendar days prior to the Settlement Hearing, ExxonMobil shall cause the Notice to be distributed, by United States mail, to all reasonably identifiable members of the Class at the respective addresses set forth in the stock records of XTO as of the final day of the Class period. At least ten (10) calendar days prior to the Settlement Hearing, counsel for ExxonMobil shall file with the Court an appropriate affidavit with respect to the preparation and mailing of the Notice.

INJUNCTIONS

10. Upon entry of the Scheduling Order, pending Final Court Approval of the Settlement, the members of the Class are barred and enjoined without the necessity of posting bond from asserting, commencing, prosecuting, assisting, instigating, continuing, or in any way participating in the commencement or prosecution of any action asserting any Released Claims, whether directly, representatively, individually, derivatively, or in any other capacity, which have been or could have been asserted, against any Released Person.

STAY OF PROCEEDINGS

11. Within five (5) calendar days after the Court enters the Scheduling Order, the parties to the Texas Federal Actions and the Delaware Actions shall jointly move to stay any and all actions that are not already subject to a stay order. The parties also agree to use their reasonable best efforts to prevent, stay, or seek dismissal of, or oppose entry of any interim or final relief in favor of any member of the Class in any other litigation against any Released Person that challenges the Settlement or otherwise involves any Released Claims.

DISMISSAL OF ACTIONS WITH PREJUDICE

12. If the Settlement (including any modification thereto made with the consent of the parties as provided for herein) is approved by the Court, the parties shall jointly and promptly request that the Court enter an Order and Final Judgment in the Action substantially in the form attached hereto as Exhibit C.

13. Within five (5) calendar days after the Final Court Approval of the Settlement, the Plaintiffs in the Texas Federal Actions and the Delaware Actions shall move to voluntarily dismiss with prejudice each of the Texas Federal Actions and the Delaware Actions, based on the doctrine of res judicata, collateral estoppel, the effect of the releases provided by this Stipulation, and/or any similar theory.

CONDITIONS OF SETTLEMENT

14. This Settlement (including the Releases given pursuant to the terms of this Stipulation) shall be null and void and of no force and effect, unless otherwise agreed by the parties pursuant to Paragraph 38 herein, if: (1) the stockholders of XTO do not vote to approve the Merger; (2) the Merger is not consummated; (3) the Court does not certify the Class; (4) Plaintiffs’ Counsel conclude that the confirmatory discovery set forth in Paragraph 16 does not confirm that the Settlement is fair, reasonable, adequate, and in the best interests of the Class; (5) the Settlement does not obtain Final Court Approval for any reason; or (6) the Action, the Texas Federal Actions, and the Delaware Actions are not dismissed with prejudice against all Defendants, with such dismissals becoming final and no longer subject to further appeal or review by lapse of time or otherwise. In such event, this Stipulation shall not be deemed to prejudice in any way the respective positions of the parties with respect to the Action, the Texas Federal Actions, or the Delaware Actions.

15. The existence of this Stipulation and its contents and any negotiations, statements, or proceedings in connection therewith, shall not be construed or deemed evidence of, a presumption, concession, or admission by any Released Person or any other person of any fault, liability, or wrongdoing as to any facts or claims alleged or asserted in the Action or otherwise, or that Plaintiffs or Plaintiffs’ Counsel, the Class, or any present or former stockholders of XTO, or any other person, has suffered any damage attributable in any manner to any Released Person. The existence of the Stipulation, its contents, or any negotiations, statements, or proceedings in connection therewith, shall not be offered or admitted in evidence or referred to, interpreted, construed, invoked, or otherwise used by any person for any purpose in the Action or otherwise, except as may be necessary to enforce or obtain Court approval of the Settlement. Notwithstanding the foregoing, any of the Released Persons may file the Stipulation or any judgment or order of the Court related hereto, in the Texas Federal Actions, in the Delaware Actions, or in any other action that may be brought against them, in order to support any and all defenses or counterclaims based on res judicata, collateral estoppel, release, good-faith settlement, judgment bar or reduction, or any other theory of claim preclusion or issue preclusion, or similar defense or counterclaim. This provision shall remain in force in the event that the Settlement is terminated.

CONFIRMATORY DISCOVERY

16. Defendants have produced over 65,000 pages of documents to Class Counsel in the Action to date, and Class Counsel and counsel for Defendants agree to engage in such reasonable, additional confirmatory discovery as the parties agree is necessary and appropriate to confirm that the Settlement is fair, reasonable, adequate, and in the best interests of the Class. The Scheduling Order shall provide that such confirmatory discovery shall be concluded by

Class Counsel and counsel for the Defendants on or before the date on which Notices are disseminated to XTO stockholders pursuant to Paragraph 9 above. Following Final Court Approval, the parties shall return or destroy all Confidential or Highly Confidential Discovery Material consistent with the procedures set forth in Paragraph 19 of the Agreed Confidentiality Stipulation and Protective Order, entered by the Court on February 5, 2010 and Paragraph 21 of the Agreed Confidentiality Stipulation and Protective Order, entered by the Delaware Court of Chancery on March 15, 2010, respectively.

ATTORNEYS’ FEES

17. Plaintiff and Class Counsel in the Action intend to petition the Court for an award of up to eight million, eight-hundred thousand dollars ($8,800,000.00) for attorneys’ fees and expenses (including costs, disbursements, and expert and consultant fees) in connection with the Action to be paid by ExxonMobil or its subsidiaries. Defendants agree not to oppose any such petition (which also is wholly inclusive of attorneys’ fees and expenses in the Texas Federal Actions and in the Delaware Actions) and acknowledge that Class Counsel have a claim for attorneys’ fees and reimbursement of expenses in the Action based upon the benefits that the litigation of the Action and the Settlement have provided and will provide to the Class. ExxonMobil, on behalf of and for the benefit of itself and the other Defendants in the Action, agrees to pay any final award of fees and expenses by the Court, not to exceed the amount specified in the first sentence of this paragraph.

18. Resolution of the petition for an award of attorneys’ fees and expenses shall not be a precondition to this Settlement or to the dismissal with prejudice of the Action, the Texas Federal Actions, or the Delaware Actions. The Court may consider and rule upon the fairness, reasonableness, and adequacy of the Settlement independently of any award of attorneys’ fees and expenses. Any dispute regarding the allocation or division of any fees and expenses among counsel for the Plaintiffs shall have no effect on this Stipulation or the Settlement.

19. If the Court grants the fee petition, any amount awarded shall be paid to Class Counsel by ExxonMobil or its subsidiaries within ten (10) business days after an order granting the fee application is entered, subject to each Class Counsel’s obligation to make appropriate refunds or repayments to ExxonMobil of the applicable portion of the fee received by each of them if, as a result of any appeal and/or further proceedings on remand, or successful collateral attack, the amount of the fee awarded is reduced or the Settlement (or any of the Releases set forth in the Settlement) is overturned or otherwise disturbed. Such award shall be paid as directed in writing by David A.P. Brower of Brower Piven, A Professional Corporation, to Lawrence Portnoy of Davis Polk & Wardwell LLP (counsel to ExxonMobil). Except as expressly provided in this Paragraph and Paragraphs 9 and 17 above, ExxonMobil and/or any Defendant in the Action, the Texas Federal Actions, or the Delaware Actions shall not be liable for any fees or expenses of Plaintiffs, Plaintiffs’ Counsel, or any member of the Class, or of any attorney, expert, advisor, agent, or representative of the foregoing in connection with this Settlement.

20. Defendants and their counsel shall have no responsibility for, and no liability whatsoever with respect to, the fee allocation among Plaintiffs’ Counsel. Any allocation among Plaintiffs’ Counsel of the fee amount referenced in Paragraph 17 above shall be made at the sole discretion of Class Counsel, and is subject to each Plaintiffs’ Counsel’s obligations to make appropriate refunds or repayments of the applicable portion of the fee paid to each of them if, as a result of any appeal and/or further proceedings on remand, or successful collateral attack, the amount of the fee awarded is reduced.

21. Co-Lead Counsel reserve the right to apply for an incentive award of up to five thousand dollars ($5,000.00) to be paid to Plaintiff for his participation and effort in the prosecution of the Action. The incentive award, which will be applied for at the sole discretion of Co-Lead Counsel, must be approved by the Court to be paid and, if approved, would be deducted from the attorneys’ fees awarded in the Action. Defendants agree to take no position on whether the Court should approve any application for an incentive award. The failure of any court to approve any requested incentive award, in whole or in part, shall have no effect on the Settlement set forth in this Stipulation.

BEST EFFORTS

22. The parties and their respective counsel agree to cooperate fully with one another in seeking the Court’s approval of this Stipulation and the Settlement and to use their best efforts to effect the consummation of this Stipulation and the Settlement (including, but not limited to, using their best efforts to resolve any objections raised to the Settlement).

23. Without further order of the Court, the parties may agree to reasonable extensions of time to carry out any of the provisions of this Stipulation.

STIPULATION NOT AN ADMISSION

24. The provisions contained in this Stipulation and all negotiations, statements, and proceedings in connection therewith are not, will not be argued to be, and will not be deemed to be a presumption, a concession, or an admission by any party of any fault, liability, or wrongdoing as to any fact or claim alleged or asserted in the Action, the Texas Federal Actions, the Delaware Actions, or any other actions or proceedings and will not be interpreted, construed, deemed, invoked, offered, or received in evidence, or otherwise used by any party or person in this or any other actions or proceedings, whether civil, criminal, or administrative, except in a proceeding to enforce the terms or conditions of this Stipulation.

NO WAIVER

25. Any failure by any party to insist upon the strict performance by any other party of any of the provisions of this Stipulation shall not be deemed a waiver of any of the provisions hereof, and such party, notwithstanding such failure, shall have the right thereafter to insist upon the strict performance of any and all of the provisions of this Stipulation to be performed by such other party.

26. No waiver, express or implied, by any party of any breach or default in the performance by the other party of its obligations under this Stipulation shall be deemed or construed to be a waiver of any other breach, whether prior, subsequent, or contemporaneous, under this Stipulation.

AUTHORITY

27. This Stipulation will be executed by counsel to the parties to the Action, the Texas Federal Actions, and the Delaware Actions, each of whom represents and warrants that he or she has been duly authorized and empowered to execute this Stipulation on behalf of such party, and that it shall be binding on such party in accordance with its terms.

SUCCESSORS AND ASSIGNS

28. This Stipulation is and shall be binding upon, and inure to the benefit of, the parties and their respective agents, executors, administrators, heirs, successors, and assigns, including without limitation any corporation or other entity with which any party hereto may merge or otherwise consolidate.

GOVERNING LAW AND FORUM

29. This Stipulation and the Settlement shall be governed by, and construed in accordance with, the laws of the State of Texas, without regard to conflict of laws principles. Any dispute arising out of this Stipulation or Settlement shall be filed and litigated exclusively in the District Court of Tarrant County, Texas. Each party hereto (1) consents to personal jurisdiction in any such action (but in no other action) brought in this Court; (2) consents to service of process by registered mail (with a copy to be delivered at the time of such mailing to counsel for each party by facsimile or electronic mail) upon such party and/or such party’s agent; (3) waives any objection to venue in this Court and any claim that Texas or this Court is an inconvenient forum; and (4) waives any right to demand a jury trial as to any such action.

WARRANTY

30. Plaintiffs and Plaintiffs’ Counsel represent and warrant that none of the Released Claims has been assigned, encumbered, or in any manner transferred in whole or in part, and that Plaintiffs and Plaintiffs’ Counsel will not attempt to assign, encumber, or in any manner transfer in whole or in part any of the Released Claims.

31. Each party represents and warrants that the party, or a responsible officer or partner or other fiduciary thereof, has read this Stipulation and understands the contents hereof.

32. Each party represents and warrants that the party has made such investigation of the facts pertaining to the Settlement provided for in this Stipulation, and all of the matters pertaining thereto, as the party deems necessary and advisable.

ENTIRE AGREEMENT

33. This Stipulation and the attached exhibits constitute the entire agreement among the parties with respect to the subject matter hereof, and supersede all prior or contemporaneous oral or written agreements, understandings, or representations. All of the exhibits hereto are incorporated herein by reference as if set forth herein verbatim, and the terms of all exhibits are expressly made part of this Stipulation.

INTERPRETATION

34. Each term of this Stipulation is contractual and not merely a recital.

35. This Stipulation will be deemed to have been mutually prepared by the parties and will not be construed against any of them by reason of authorship.

36. Section and/or paragraph titles have been inserted for convenience only and will not be used in determining the terms of this Stipulation.

37. The terms and provisions of this Stipulation are intended solely for the benefit of the Released Persons, the Class, and their respective successors and permitted assigns, and it is not the intention of the parties to confer third-party beneficiary rights or remedies upon any other person or entity, except any attorneys’ fees and expenses to be paid pursuant to the terms of this Stipulation.

AMENDMENTS

38. This Stipulation may not be amended, changed, waived, discharged, or terminated (except as explicitly provided herein), in whole or in part, except by an instrument in writing signed by the party against whom enforcement of such amendment, change, waiver, discharge, or termination is sought.

COUNTERPARTS

39. This Stipulation may be executed in any number of actual, telecopied, or electronically mailed counterparts and by each of the different parties on several counterparts, each of which when so executed and delivered will be an original. This Stipulation will become effective when the actual or telecopied counterparts have been signed by each of the parties and delivered to the other parties. The executed signature page(s) from each actual, telecopied, or electronically mailed counterpart may be joined together and attached and will constitute one and the same instrument.

IN WITNESS WHEREOF, the parties have caused this Stipulation, dated April 20, 2010, to be executed by their duly authorized attorneys.

[Remainder of Page Intentionally Left Blank; Signature Pages to Follow]

Dated 4/20/2010	KELLY HART & HALLMAN LLP

	By:	/s/ Robert C. Grable
Robert C. Grable
(No. 8241000)

Dated 4/20/2010	DAVIS POLK & WARDWELL LLP

	By:	/s/ Lawrence Portnoy
Lawrence Portnoy

Dated 4/20/2010	RICHARDS, LAYTON & FINGER, P.A.

	By:	/s/ Daniel A. Dreisbach
Daniel A. Dreisbach

Counsel for Defendants Exxon Mobil Corporation and ExxonMobil Investment Corporation

Dated 4/20/2010	SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP

	By:	/s/ Charles W. Schwartz
Charles W. Schwartz
(No. 17861300)

Dated 4/20/2010	CANTEY HANGER LLP

	By:	/s/ Ralph H. Duggins
Ralph H. Duggins
(No. 06183700)

Counsel for Defendants XTO Energy Inc., Bob R. Simpson, Keith A. Hutton, Vaughn O. Vennerberg, II, William H. Adams, III, Lane G. Collins, Phillip R. Kevil, Jack P. Randall, Scott G. Sherman, Herbert D. Simons, Louis G. Baldwin, Timothy L. Petrus, and Gary D. Simpson

Dated 4/21/2010	PULS & LIEBRECHT, P.C.

	By:	/s/ W. Kelly Puls
W. Kelly Puls
(No. 1693350)

Dated 4/21/2010	BROWER PIVEN, A PROFESSIONAL CORPORATION

	By:	/s/ Charles J. Piven
Charles J. Piven

Interim Co-Lead Counsel for Plaintiffs and the Class in In re XTO Energy Shareholder Class Action Litigation (Cause No. 342-242403-09)

Dated 4/21/2010	GRANT & EISENHOFER P.A.

	By:	/s/ Jay W. Eisenhofer
Jay W. Eisenhofer

Of Counsel for Plaintiffs and the Class in In re XTO Energy Shareholder Class Action Litigation (Cause No. 342-242403-09)

Dated 4/21/2010	ROSENTHAL, MONHAIT & GODDESS, P.A.

	By:	/s/ Joseph A. Rosenthal
Joseph A. Rosenthal

Liaison Counsel for Plaintiffs in In re XTO Energy Inc. Shareholders Litigation (Consolidated C.A. No. 5150-VCL)

Dated 4/21/2010	FARUQI & FARUQI, LLP

	By:	/s/ Shane Rowley
Shane Rowley

Dated 4/21/2010	GARDY & NOTIS, LLP

	By:	/s/ James S. Notis
James S. Notis

Co-Lead Counsel for Plaintiffs in In re XTO Energy Inc. Shareholders Litigation (C.A. No. 5150-VCL)

Dated 4/21/2010	WILLIE BRISCOE

	By:	/s/ Willie Briscoe
Willie Briscoe

Dated 4/21/2010	FINKELSTEIN THOMPSON LLP

	By:	/s/ Donald J. Enright
Donald J. Enright

Dated 4/21/2010	LEVI & KORSINSKY, LLP

	By:	/s/ Joseph Levi
Joseph Levi

Counsel for Plaintiffs James R. Harrison and Walt Schumann in Harrison v. XTO Energy Inc. (C.A. No. 4-09-CV-768-Y))

Dated 4/21/2010	ROBBINS GELLER RUDMAN & DOWD LLP

	By:	/s/ Randall J. Baron with permission DTW
Randall J. Baron

Dated 4/21/2010	KENDALL LAW GROUP, LLP

	By:	/s/ Joe Kendall with permission DTW
Joe Kendall

Dated 4/21/2010	MURRAY, FRANK & SAILER LLP

	By:	/s/ Brian P. Murray with permission DTW
Brian P. Murray

Dated 4/21/2010	BARON & BUDD, P.C.

	By:	/s/ Bruce Steckler with permission DTW
Bruce Steckler

Dated 4/21/2010	JOHNSON BOTTINI, LLP

	By:	/s/ Frank J. Johnson with permission DTW
Frank J. Johnson

Dated 4/21/2010	STANLEY IOLA, LLP

	By:	/s/ Marc R. Stanley with permission DTW
Marc R. Stanley

Dated 4/21/2010	BRANSTETTER, STRANCH & JENNINGS, PLLC

	By:	/s/ James G. Stranch, III with permission DTW
James G. Stranch, III

Dated 4/21/2010	DOYLE LOWTHER LLP

	By:	/s/ William J. Doyle II with permission DTW
William J. Doyle II

Dated 4/21/2010	ROBBINS UMEDA LLP

	By:	/s/ Brian J. Robbins with permission DTW
Brian J. Robbins

Dated 4/21/2010	THE WEISER LAW FIRM, PC

	By:	/s/ Debra S. Goodman with permission DTW
Debra S. Goodman

Dated 4/21/2010	SCHWARTZ, JUNELL, GREENBERG & OATHOUT, LLP

	By:	/s/ Roger B. Greenberg with permission DTW
Roger B. Greenberg

Dated 4/21/2010	SCHWARZWALD McNAIR & FUSCO LLP

	By:	/s/ Eben O. McNair IV with permission DTW
Eben O. McNair IV

Counsel for Individual Plaintiffs in Harrison v. XTO Energy Inc. (C.A. No. 4-09-CV-768-Y)

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